Manually Executed

07069355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number: 1-15062

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIME WARNER SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.
One Time Warner Center
New York, New York 10019

Exhibit Index is on page 27

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Time Warner Savings Plan

Years Ended December 31, 2006 and 2005
with Report of Independent Registered Public Accounting Firm

Time Warner Savings Plan

Financial Statements
and Supplemental Schedules

Years Ended December 31, 2006 and 2005

Contents

Report of Independent Registered Public Accounting Firm

Administrative Committee
Time Warner Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Time Warner Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans.*

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York
June 26, 2007

Time Warner Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2006	December 31, 2005
	(In Thousands)	
Investment in Time Warner Defined Contribution Plans Master Trust, at fair value *(Notes 1 and 3)*	**$ 4,119,814**	$ 3,077,391
Contributions receivable:		
Employer	**2,781**	–
Participants	**3,762**	–
Loans to participants	**69,502**	58,638
Other assets	**179**	109
Net assets available for benefits, at fair value	**4,196,038**	3,136,138
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in the Time Warner Defined Contribution Plans Master Trust	**4,375**	3,638
Net assets available for benefits	**$ 4,200,413**	$ 3,139,776

See accompanying notes.

Time Warner Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,	
	2006	**2005**
	(In Thousands)	
Net assets available for benefits at beginning of year	**$ 3,139,776**	$ 3,033,659
Changes in net assets		
Net investment gain from Time Warner Defined Contribution Plans Master Trust *(Notes 1 and 3)*	**444,837**	132,133
Employing Company Contributions, net of forfeitures	**88,851**	83,916
Participant contributions, including rollover contributions	**192,875**	189,251
Interest income	**3,941**	3,248
Participant withdrawals	**(282,320)**	(299,882)
Administrative expenses	**(3,506)**	(2,549)
Net asset transfers from other plans *(Note 1)*	**615,959**	–
Net change	**1,060,637**	106,117
Net assets available for benefits at end of year	**$ 4,200,413**	$ 3,139,776

See accompanying notes.

Time Warner Savings Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following is an abbreviated description of the Time Warner Savings Plan (the "Plan"). More complete descriptions are provided in the Plan documents, as amended, and the summary plan description/prospectus.

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner Inc. ("Time Warner") and certain of its subsidiaries and affiliates (collectively, the "Employing Companies"). Employees may participate in the Plan after three months of continuous employment (see Note 7). In addition, employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are eligible to participate in the Plan. The Plan is a participating plan in the Time Warner Defined Contribution Plans Master Trust (the "Master Trust"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust. Participant contributions, Employing Company matching contributions ("Matching Contributions") and Rollovers (as defined below) may generally be invested in specific increments in the Investment Funds.

On October 25, 2006, the board of directors of Time Warner (the "Board of Directors") approved the merger of the Time Warner Thrift Plan (the "Thrift Plan") into the Plan effective January 1, 2007. Subsequently, on January 25, 2007, the Board of Directors ratified such merger, effective December 29, 2006. Accordingly, Thrift Plan assets having an aggregate value of approximately $616 million were transferred into the Plan on December 29, 2006.

Beginning in the third quarter of 2005, Time Warner started paying a regular quarterly cash dividend of $0.05 per share of Time Warner common stock. On July 27, 2006, Time Warner announced that the Board of Directors approved management's recommendation to increase the company's regular quarterly cash dividend on its common stock by 10 percent, from $0.05 per share to $0.055 per share, effective in the third quarter of 2006. The dividend is paid on the shares of Time Warner common stock held, as of the record date, in the Time Warner Inc. Stock Fund, maintained in the Master Trust. The cash dividend on these shares is added to the assets of the Time Warner Inc. Stock Fund and is reflected in the net asset value of Plan participants' units in that fund and recorded as investment income.

1. Description of the Plan (continued)

In the third quarter of 2005, Time Inc. acquired Media Solutions, LLC, which was subsequently renamed Grupo Editorial Expansión International LLC, and its employees became eligible to participate in the Plan, effective January 1, 2006. In connection with this transaction, account balances of the employees participating in the Media Solutions, LLC 401(k) Profit Sharing Plan & Trust (the "Media Solutions Plan") were transferred into the Plan. Accordingly, the Media Solutions Plan assets having an aggregate value of approximately $10,000 were transferred into the Plan on October 5, 2006.

On March 31, 2006, Time Warner sold Time Warner Book Group (the "Book Group") to Hachette Livre SA, a wholly owned subsidiary of Lagardère SCA. Account balances of the employees of the Book Group were not transferred out of the Plan as part of the sale. As a result of this transaction, the employees of the Book Group at the time of the sale were treated as terminated employees under the terms of the Plan and their account balances were fully vested.

On May 1, 2006, Time Warner completed the sale of the Turner South regional cable network (the "Turner South Operations") to Fox Cable Networks, Inc. Account balances of employees in the Turner South Operations were not transferred out of the Plan as part of the sale. As a result of this transaction, the employees of the Turner South Operations at the time of the sale were treated as terminated employees under the terms of the Plan and their account balances were fully vested.

On January 24, 2006, Warner Bros. Entertainment Inc. ("Warner Bros.") and CBS Corporation ("CBS") announced an agreement to form a new national broadcast network, The CW Network, LLC ("The CW"). Warner Bros. and CBS ceased the standalone operations of their respective networks, The WB Television Network Partners, L.P. ("The WB") and UPN, effective September 2006. Through subsidiaries, Warner Bros. and CBS each own 50% of The CW and have joint and equal control. Employees of The WB who transferred to The CW continued to be eligible to participate in the Time Warner Thrift Plan and as of January 1, 2007 following the merger of the Time Warner Thrift Plan into the Plan became eligible to participate in the Plan, in each case, provided that the respective plan's eligibility requirements were met. Employees of The WB who terminated employment were treated as terminated employees under the terms of the Time Warner Thrift Plan. Employees of UPN who transfer to The CW in 2007 are immediately eligible to participate in the Plan provided that the Plan's eligibility requirements are met. UPN employees' prior service with UPN will count towards eligibility and vesting under the Plan.

1. Description of the Plan (continued)

Effective December 31, 2006, Time Inc. sold Progressive Farmer, Inc., to DTN Inc. Account balances of employees of Progressive Farmer, Inc. were not transferred out of the plan as part of the sale. As a result of this transaction, the employees of Progressive Farmer, Inc. at the time of the sale were treated as terminated employees under the terms of the Plan and their account balances were fully vested.

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant's eligible compensation, up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the "Code"). After one year of continuous employment (six months in the case of AOL LLC (formerly America Online, Inc.) ("AOL") Employing Companies, including hourly, but not temporary, employees), Matching Contributions are made as a percentage of a participant's contributions to the Plan and are capped at a certain percentage of the participant's eligible compensation (see note 7). The allowable contribution percentages and Matching Contributions vary among Employing Companies. Matching Contributions equal 50% or 66.67% on up to the first 6% of the participant's eligible compensation contributed to the Plan; 160% on up to the first 4% of the participant's eligible compensation contributed to the Plan; or 10% on up to the first 4% of the participant's eligible compensation contributed to the Plan.

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions ("Employing Company Contributions").

Each participant's account is credited with his/her participant contributions, Rollovers, any Employing Company Contributions and any earnings or losses, as appropriate.

Participant contributions, Rollovers, and earnings thereon are fully vested.

1. Description of the Plan (continued)

Employing Company Contributions and earnings thereon generally vest based upon years or periods of service as follows (see Note 7):

Matching Contributions and Earnings Thereon	
Years or Periods of Service	**Vested Percentage**
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, attainment of age 65, or in the event of Plan termination. Forfeited contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeitures for 2006 and 2005 were approximately $2,845,000 and $2,728,000, respectively.

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts and periodically transfer account balances among Investment Funds offered under the Plan. Loans are valued at their outstanding balances, which approximate fair value and are treated as transfers between the individual Investment Funds and the participant loan fund. Loans may be for a period up to five years or, if for the purchase of a primary residence, 15 years (10 years prior to January 1, 1999). Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence have loan terms up to 30 years based on the provisions of the plan from which the original loan was requested. Interest rates are fixed at the time of the loan at the prime rate plus 1%. The Plan was recently notified by the trustee that certain loans made to participants were initiated at interest rates other than the prime rate plus 1%. The trustee has commenced a process to address this matter. The Administrative Committee does not believe that the resolution of this matter will have a material effect on the financial statements of the Plan. Interest rates as of both December 31, 2006 and 2005, ranged from 4.75% to 10.50%.

1. Description of the Plan (continued)

Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash except for the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

Time Warner reserves the right to discontinue its contributions or to terminate or modify the Plan at any time. In the event of termination, the net assets of the Plan may be distributed to participants in accordance with the Plan's provisions and applicable law.

The Plan Administrator is a committee (the "Administrative Committee") appointed by the Board of Directors. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

2. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Certain administrative costs are charged to the Plan as permitted under ERISA, for example, fees for auditing, custodial, investment advice, investment management, recordkeeping and trustee services. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by Time Warner.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 2005 amounts have been reclassified to conform to the current year presentation due to changes in the reporting of benefit-responsive investment contracts.

3. Investments

The assets of the Plan are primarily held in the Master Trust, a trust maintained for a collective investment of the assets of several qualified defined contribution plans sponsored by Time Warner or its affiliates.

On February 8, 2005, the Investment Committee for the Plan approved a new set of Investment Funds under the Master Trust, applicable to all of the participating plans therein, including the Plan. The new Investment Funds became effective in September 2005 and consist of four asset allocation funds, nine core actively managed funds (four of which were included in the prior set of funds: Time Warner Inc. Stock Fund, Capital Preservation Fund, Dodge & Cox Stock Fund and an Aggressive Growth Equity Fund managed by Fidelity through June 2006 and by Marsico Capital Management, LLC since then), four core index funds and a mutual fund window (a self-directed brokerage account) that replaced the mutual funds that had been available as Investment Funds. Some of these Investment Funds are managed as separate accounts. The underlying investments held in these separate accounts are included in the Statements of Net Assets Available for Benefits.

Prior to September 2005, the Investment Funds under the Master Trust included certain mutual funds and eleven core investment funds maintained by Fidelity, including several equity funds, a balanced fund, a stable value fund, a money market fund, a fund primarily invested in Time Warner common stock, and a growth and income mutual fund.

The beneficial interests of the Plan in the Master Trust at December 31, 2006 and 2005, used to allocate investment income/loss, gains and losses and certain expenses to the Plan, were 79.62% and 70.23%, respectively.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In December 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position AAG INV-1 and Statement of Position 94-4-1 *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans* (the "FSP"). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in

3. Investments (continued)

defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan and Master Trust have adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*, as amended by the FSP, requires fully benefit-responsive investment contracts to be reported at fair value in the Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statements of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statements of Changes in Net Assets Available for Benefits for any period presented.

Investments are recorded by the Master Trust on a trade date basis at fair value. Investments in securities and mutual funds that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in Fidelity commingled trust funds are valued at unit values as reported by Fidelity and its affiliates, and investments in non-Fidelity commingled trust funds are valued at unit values as reported to Fidelity by each fund company managing such trusts. The Capital Preservation Fund includes benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits, as provided in the FSP. The fair value of these synthetic investment contracts is calculated by discounting the related cash-flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. A synthetic investment contract is an agreement under which the Master Trust purchases debt obligations (such as fixed-income asset-backed and mortgaged-backed securities) and then contracts with a financial institution to provide for liquidity and an adjustable rate of return thereon (called a wrapper) which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. The fair value of the underlying securities of the synthetic investment contracts in the Master Trust was $658.6 million and $645.8 million as of December 31, 2006 and 2005, respectively. There are no reserves against contract values for credit risk of contract issuers or otherwise.

3. Investments (continued)

The Capital Preservation Fund and the wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include but are not limited to:

- Complete or partial termination of the Plan.
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow.
- Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor.
- Any early retirement program, group termination, group layoff, facility closing, or similar program.

At this time, the occurrence of these events or any event that limits the ability of the Capital Preservation Fund to transact at contract value is not probable.

A wrapper issuer may terminate a wrapper contract at any time assuming the appropriate notification is provided. In the event that the market value of the Capital Preservation Fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrapper contract in place through another wrapper provider until such time as the market value of the Capital Preservation Fund's covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund's Crediting Rate.

The synthetic investment contracts as of December 31, 2006 are summarized below:

	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
AIG Financial Products	AA	$164,646,822	$ –	$1,373,639
CDC Financial Products	AA	164,646,822	–	1,373,639
JP Morgan Chase Bank	AAA	164,646,822	(26,122)	1,373,639
UBS AG	AA+	164,646,822	–	1,373,639
All contracts in portfolio		$658,587,288	$ (26,122)	$5,494,556

3. Investments (continued)

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the Crediting Rate). The Crediting Rate is calculated daily and was 4.6% and 4.1% at December 31, 2006 and 2005, respectively. The average annualized yield of the Capital Preservation Fund was 4.5% and 4.3% for the years ended December 31, 2006 and 2005, respectively. The contract value spot yield was 4.6% and 4.1% at December 31, 2006 and 2005, respectively. The market value spot yield was 5.0% and 4.8% at December 31, 2006 and 2005, respectively. The contract value spot yield is based on the annualized one-day earnings in the Capital Preservation Fund credited to participants on the last business day of the Master Trust year divided by the fair value of the Capital Preservation Fund's assets on the same date. The market value spot yield is based on the annualized income earned by the underlying securities in the Capital Preservation Fund on the last business day of the Master Trust year divided by the fair value of the Capital Preservation Fund's assets on the same date.

The Master Trust, through its investment managers, invests in a variety of investments. Certain investment managers retained by the Master Trust are authorized to use derivative financial instruments, either directly or within a commingled fund structure, with established guidelines. Financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity is reported in the Statements of Changes in Net Assets Available to Participating Plans. The types of derivative financial instruments held by the Master Trust include foreign currency contracts, swaps, futures and options. At December 31, 2006 and 2005, the Master Trust held less than 1% of the total market value of its investments in derivatives.

3. Investments (continued)

The net assets available to participating plans in the Master Trust are summarized below:

	December 31,	
	2006	**2005**
	(In Thousands)	
Investments, at fair value:		
Commingled trust funds	**$ 1,167,719**	$ 1,465,924
Time Warner common stock	**811,972**	708,772
Other domestic common stocks	**941,001**	362,838
Foreign common stocks	**100,184**	19,925
Preferred stocks	**1,019**	2,664
Synthetic investment contracts	**658,561**	645,836
Mutual funds	**1,164,491**	855,222
U.S. government and agency securities	**194,478**	172,029
Bonds, notes and debentures	**170,839**	162,156
Cash, cash equivalents, temporary and other investments	**99,672**	90,187
Total investments, at fair value	**5,309,936**	4,485,553
Accrued investment income and other assets	**52,781**	12,794
Total assets	**5,362,717**	4,498,347
Total liabilities	**188,350**	116,395
Net assets available to Participating Plans	**5,174,367**	4,381,952
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**5,495**	5,180
Net assets available to Participating Plans	**$ 5,179,862**	$ 4,387,132

3. Investments (continued)

During the years ended December 31, 2006 and 2005, net investment gain of the Master Trust was as follows:

	Year Ended December 31,	
	2006	**2005**
	(In Thousands)	
Investment income, net of fees	**$ 120,526**	$ 60,972
Net realized and unrealized appreciation (depreciation) in fair value of investments:		
Commingled trust funds	**177,224**	118,599
Time Warner common stock	**162,653**	(86,755)
Other domestic common stocks	**106,356**	10,461
Foreign common stocks	**(5)**	(366)
Preferred stocks	**18**	(133)
Mutual funds	**98,442**	55,338
U.S. government and agency securities	**(813)**	(709)
Bonds, notes and debentures	**1,396**	(1,242)
Cash, cash equivalents, temporary and other investments	**550**	20
Total net realized and unrealized appreciation	**545,821**	95,213
Total net investment gain	**$ 666,347**	$ 156,185

4. Transactions with Parties-in-Interest

Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock or cash for Employing Company contributions to the Plan. There were no shares of Time Warner common stock contributed in 2006 or 2005 for Employing Company contributions to the Plan. The Master Trust can also purchase or sell shares of Time Warner common stock on the open market or directly from or to Time Warner. There were no purchases or sales directly from or to Time Warner in 2006 or 2005.

5. Contingencies

On January 17, 2002, AOL Community Leader volunteers filed a class action lawsuit in the U.S. District Court for the Southern District of New York against Time Warner, AOL and AOL Community, Inc. under ERISA titled *Hallissey et al. v. AOL Time Warner Inc. et al.* Plaintiffs allege that they are entitled to pension and/or welfare benefits and/or other employee benefits subject to ERISA. In March 2003, plaintiffs filed and served a second amended complaint, adding as defendants the Time Warner Administrative Committee and the AOL Administrative Committee. On May 19, 2003, Time Warner, AOL and AOL Community, Inc. filed a motion to dismiss and the Administrative Committees filed a motion for judgment on the pleadings. Both of these motions are pending. Time Warner intends to defend against this lawsuit vigorously, but is unable to predict the outcome of this lawsuit.

During the Fall of 2002 and Winter of 2003, three putative class action lawsuits were filed alleging violations of ERISA in the U.S. District Court for the Southern District of New York on behalf of current and former participants in the Plan, the Time Warner Thrift Plan and/or the TWC Savings Plan (the "Plans"). Collectively, these lawsuits named as defendants Time Warner, certain current and former directors and officers of Time Warner and members of the Administrative Committees of the Plans. One of these cases also named Time Warner Entertainment Company, L.P. ("TWE") as a defendant. The lawsuits alleged that Time Warner and other defendants breached certain fiduciary duties to plan participants by, *inter alia*, continuing to offer Time Warner stock as an investment under the Plans, and by failing to disclose, among other things, that Time Warner was experiencing declining advertising revenues and that Time Warner was inappropriately inflating advertising revenues through various transactions. The complaints sought unspecified damages and unspecified equitable relief. The ERISA actions were consolidated with other Time Warner-related shareholder lawsuits and derivative actions under the caption *In re AOL Time Warner Inc. Securities and "ERISA" Litigation* in the Southern District of New York. On July 3, 2003, plaintiffs filed a consolidated amended complaint naming additional defendants, including TWE, certain current and former officers, directors and employees of Time Warner and Fidelity. On September 12, 2003, Time Warner filed a motion to dismiss the consolidated ERISA complaint. On March 9, 2005, the Court granted in part, and denied in part, Time Warner's motion to dismiss. The Court dismissed two individual defendants and TWE for all purposes, dismissed other individuals with respect to claims plaintiffs had asserted involving the TWC Savings Plan, and dismissed all individuals who were named in a claim asserting that their stock sales had constituted a breach of fiduciary duty to the Plans.

In 2006, the parties reached an agreement to resolve this matter, and the court granted preliminary approval of the settlement in an opinion dated May 1, 2006. A final approval hearing

5. Contingencies (continued)

was held on July 19, 2006, and the court granted final approval of the settlement in an opinion dated September 27, 2006. On October 25, 2006, one of the objectors to this settlement filed a notice of appeal of this decision; pursuant to a settlement agreement between the parties, in a related securities matter, that objector subsequently withdrew his notice of appeal, and the time to appeal has expired. The court has yet to rule on plaintiffs' petition for attorneys' fees and expenses.

6. Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated April 10, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status and its related trust's tax exemption.

7. Subsequent Events

Effective January 1, 2007, subject to the $15,500 cap, the elective deferral limit for non-highly compensated employees increased from 20% to 50% for pre-tax contributions.

Effective January 1, 2007, Matching Contributions for the year will be calculated on the basis of Plan participants' pre-tax contributions for the year, thereby maximizing these contributions. Any additional Matching Contributions will be credited to Plan participants' accounts within the first quarter of the following year.

Effective March 1, 2007, the following changes were made to the Plan:

Automatic enrollment. Employees newly hired on or after January 1, 2007, are automatically enrolled in the Plan with a pre-tax contribution rate of 2% invested in the default fund (Growth Asset Allocation Fund) approximately 90 days following the hire date, unless the employee has elected otherwise during the first 60 days of employment.

Accelerated Eligibility. Eligible employees may begin making pre-tax contributions under the Plan, and are eligible to receive allocations of Matching Contributions, after two months of service.

7. Subsequent Events (continued)

Accelerated Vesting Schedule. Matching Contributions and earnings thereon vest under the following schedule:

Years or Periods of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

On March 3, 2007, Time Warner sold Time Inc.'s Parenting Group and most of the Time4 Media magazine titles to a subsidiary of Bonnier AB, a Swedish media company. Account balances of the employees of the sold titles were not transferred out of the Plan as part of the sale. As a result of this transaction, the employees at the time of the sale were treated as terminated employees under the terms of the Plan and their account balances were fully vested.

On May 12, 2006, Courtroom Television Network LLC ("Court TV") became a wholly owned Time Warner subsidiary and, as a result, Court TV's 401(k) plan, the Courtroom Television 401(k) Salary Deferral Plan (the "Court TV Plan"), was frozen at the end of 2006. The Court TV employees became eligible to participate in the Plan effective January 1, 2007. The Court TV Plan was merged into the Plan effective March 30, 2007. Accordingly, Court TV Plan assets having an aggregate value of approximately $20 million were transferred into the Plan on April 2, 2007. Plan account balances of employees terminated from the acquisition date through May 11, 2008 will be fully vested upon termination.

On May 16, 2007, Time Warner completed a transaction in which Liberty Media Corporation exchanged shares of Time Warner common stock for a newly created subsidiary of Time Warner which held the Atlanta Braves operations, Leisure Arts, Inc. and cash. Account balances of the employees of the Atlanta Braves operations and Leisure Arts, Inc. were not transferred out of the Plan as part of the transaction. As a result of this transaction, the employees of the Atlanta Braves operations and Leisure Arts, Inc., in each case, at the time of the transaction were treated as terminated employees under the terms of the Plan and their account balances were fully vested upon termination.

8. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2006 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan's net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500.

	December 31, 2006
Net assets available for benefits per the financial statements	$4,200,413,310
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in the Time Warner Defined Contribution Plans Master Trust	(4,374,765)
Net assets per the Form 5500	$4,196,038,545

	Year Ended December 31, 2006
Net investment gain from Time Warner Defined Contribution Plans Master Trust per the financial statements	$ 444,837,091
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in the Time Warner Defined Contribution Plans Master Trust	(4,374,765)
Net investment gain from Time Warner Defined Contribution Plans Master Trust per the Form 5500	$ 440,462,326

Supplemental Schedules

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

December 31, 2006

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
$100	$100

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2006

Description of Investment	Current Value
Loans to participants (interest rates from 4.75% to 10.50%, maturing through October 2030)*	$69,502,184

*Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN

Date: June 27 , 2007

By: ____________________
Name: Pascal Desroches
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	28

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-53574, 333-102787, 333-137292 and 333-142536 on Form S-8 of Time Warner Inc. pertaining to the Time Warner Savings Plan (the "Plan") of our report dated June 26, 2007, with respect to the financial statements and supplemental schedules of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst & Young LLP

New York, New York
June 26, 2007

END